Exhibit (a)(5)(ii)

News

For Immediate Release

Contact:	(News Media) Tony Zehnder +1.312.396.7086
(Investors) Erik Helding +1.317.817.4760

CNO Financial Group, Inc. Announces Final Purchase Price of Cash Tender
Offer for Any and All of its 7.0% Convertible Senior Debentures due 2016

Carmel, Ind., March 27, 2013 - CNO Financial Group, Inc. (NYSE: CNO) (“CNO”) today announced that it has determined the final purchase price offered by CNO pursuant to its previously announced cash tender offer (the “Offer”) to purchase for cash any and all of its outstanding 7.0% Convertible Senior Debentures due 2016 (CUSIP Nos. 12621EAC7, 12621EAE3, 12621EAF0 and 12621EAB9) (the “Debentures”).

The final purchase price per $1,000 principal amount of Debentures is $2,123.82. In addition to the final purchase price, holders will receive, in respect of their Debentures that are accepted for purchase, accrued and unpaid interest on such Debentures to, but excluding, the settlement date of the Offer. All amounts payable pursuant to the Offer will be rounded to the nearest cent.

The final purchase price was determined in accordance with the pricing formula described in CNO’s Offer to Purchase, dated February 11, 2013 (the "Offer to Purchase"). The final purchase price is equal to the sum of (i) the Average Volume Weighted Average Price (“Average VWAP”) (as defined below) multiplied by 183.5145 plus (ii) a fixed cash amount of $61.25. The Average VWAP at the close of trading on March 27, 2013 was $11.2393.

“Average VWAP” is the simple arithmetic average of the Daily VWAPs over the Averaging Period. The Averaging Period is the period of 30 consecutive trading days beginning on February 13, 2013 and ending on the Expiration Date (as defined below). The Daily VWAP for any trading day means the per share volume-weighted average price of CNO's common stock on the New York Stock Exchange, as displayed under the heading “Bloomberg VWAP” on Bloomberg page “CNO.N <equity> AQR” (or its equivalent successor if such page is not available), in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session of the New York Stock Exchange on such trading day (or if such volume-weighted average price is unavailable, the market value of one share of CNO's common stock on such trading day determined, using a volume-weighted average method, by CNO). The Daily VWAP will be determined without regard to pre-market hours or after hours trading or any other trading outside of the regular trading session trading hours.

The Offer will expire at 12:00 midnight, New York City time, at the end of Wednesday, March 27, 2013, unless it is extended (such date, as it may be extended by CNO, the “Expiration Date”) or earlier terminated by CNO.

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CNO Financial (2)
March 27, 2013

The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. The Offer is not subject to any minimum tender condition. However, the Offer is subject to certain other conditions as more fully described in the Offer to Purchase. CNO expressly reserves the right to waive these conditions in whole or in part at any or at various times in its sole discretion.

Goldman Sachs & Co. is acting as dealer manager for the Offer. Global Bondholder Services Corporation is acting as the depositary for the Offer and as the information agent for the Offer. Questions regarding the Offer should be directed to Goldman Sachs & Co., (800) 828-3182 (toll-free) or (212) 902-5183 (collect). Requests for copies of the Offer to Purchase and the Letter of Transmittal may be directed to Global Bondholder Services Corporation by phone at (866) 794-2200 (toll free) or (212) 430-3774 (collect) or in writing at 65 Broadway, Suite 404, New York, New York 10006.

None of CNO, its management or board of directors, the dealer manager, the depositary or the information agent makes any recommendation to any holder of Debentures as to whether to tender any Debentures. None of CNO, its management or board of directors, the dealer manager, the depositary or the information agent has authorized any person to give any information or to make any representation in connection with the Offer other than the information and representations contained in the Offer to Purchase or in the Letter of Transmittal. If anyone makes any recommendation or representation or gives any such information, you should not rely upon that recommendation, representation or information as having been authorized by CNO, the dealer manager, the depositary or the information agent.

This press release is for information purposes only and shall not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities. The Offer may be made only pursuant to the terms and conditions of the Offer to Purchase, the Letter of Transmittal and the other related Offer materials. An issuer tender offer statement on Schedule TO, including the Offer to Purchase and the Letter of Transmittal, describing the Offer has been filed with the Securities and Exchange Commission. Holders of the Debentures are encouraged to read the Schedule TO and its exhibits carefully before making any decision with respect to the Offer because it contains important information. The Schedule TO, the Offer to Purchase, the Letter of Transmittal and other related Offer materials (including Amendment No. 1 and Amendment No. 2 to the Schedule TO) are available free of charge at the website of the Securities and Exchange Commission at www.sec.gov. In addition, CNO will provide copies of the Schedule TO and related Offer materials upon request free of charge to holders of the Debentures.

About CNO

CNO is a holding company. Our insurance subsidiaries – principally Bankers Life and Casualty Company, Washington National Insurance Company and Colonial Penn Life Insurance Company – serve pre-retiree and retired Americans by helping them protect against financial adversity and provide for a more secure retirement.

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